Announcement to the Market 2nd Quarter 2026 Results Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and to the market in general that the Complete Financial Statements for the year ended June 30, 2026, and the Management Discussion and Analysis for the 2nd Quarter of 2026 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information set forth below: • Press Presentation on the quarterly results, scheduled for Wednesday, 08/05/2026 at 08:00 a.m. (EDT) / 09:00 a.m. (Brasília time) (Attachment 01); • Presentation of the interactive meeting on the quarterly results, scheduled for Wednesday, 08/05/2026 at 09:00 a.m. (EDT) / 10:00 a.m. (Brasília time) (Attachment 02); • Institutional Presentation of the 2nd quarter of 2026 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. This information reinforces our commitment to transparency in our disclosures to various strategic audiences. São Paulo - SP, August 04, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Announcement to the Market Attachment 01 (portuguese only)

1 São Paulo, 05 de Agosto de 2026 Itaú Unibanco Holding S.A.

Destaques

Resultado recorrente gerencial

2T26: R$ 12,4 bilhões

^ 1,0% vs 1T26 | ^ 7,8% vs 2T25

ROE recorrente gerencial[1]

2T26

CONSOLIDADO: 24,3%

v 0,5 p.p. vs 1T26 | ^ 1,0 p.p. vs 2T25

BRASIL: 25,7%

v 0,7 p.p. vs 1T26 | ^ 1,3 p.p. vs 2T25

Carteira de crédito

jun/26: R$ 1.522 bilhões

^ 2,7% vs mar/26 | ^ 9,6% vs jun/25

Margem financeira com clientes

2T26: R$ 32,6 bilhões

^ 3,3% vs 1T26 | ^ 5,1% vs 2T25

Despesas não decorrentes de juros

2T26: R$ 16,7 bilhões

^ 3,3% vs 1T26 | ^ 3,1% vs 2T25

Capital principal (CET I)

jun/26: 12,3%

^ 0,3 p.p. vs mar/26 | v 0,8 p.p. vs jun/25

(1) Considerando o Capital Principal (CET I) em 11,5%, no 2T26 o retorno recorrente gerencial consolidado seria de 25,1% e no Brasil seria 26,7%.

2

Carteira de crédito

em R$ bilhões

	jun/26	mar/26	Δ	jun/25	Δ
Pessoas físicas	**487,1**	**479,5**	**1,6%**	**451,9**	**7,8%**
Cartão de crédito	150,4	150,2	0,1%	141,1	6,6%
Crédito pessoal	68,1	68,6	-0,6%	67,4	1,1%
Crédito consignado	81,3	78,6	3,5%	72,8	11,7%
Veículos	35,1	35,7	-1,7%	36,2	-3,3%
Crédito imobiliário	152,2	146,4	3,9%	134,4	13,3%
Micro, pequenas e médias empresas	**307,4**	**302,8**	**1,5%**	**275,4**	**11,6%**
Grandes empresas	**474,9**	**454,8**	**4,4%**	**431,4**	**10,1%**
Total Brasil	**1.269,4**	**1.237,1**	**2,6%**	**1.158,7**	**9,6%**
América Latina	**253,0**	**245,6**	**3,0%**	**230,4**	**9,8%**
Total[1]	**1.522,4**	**1.482,7**	**2,7%**	**1.389,1**	**9,6%**
Total (ex-variação cambial)	**1.522,4**	**1.483,9**	**2,6%**	**1.380,2**	**10,3%**
Micro, pequenas e médias empresas	307,4	302,2	1,7%	271,6	13,2%
Grandes empresas	474,9	454,2	4,5%	427,1	11,2%
América Latina	253,0	248,0	2,0%	229,6	10,2%

	jun/26 x mar/26	jun/26 x jun/25
Consignado Privado	^ 14,3%	^ 90,1%

Maior banco privado em Crédito Imobiliário

R$ 36 bilhões Originação últimos 12 meses[2] >>> **55%** market share entre os privados[2]

MPMEs	Carteira vs mar/26	Originação vs 1T26
Programas governamentais	^ 7,2%	^ 47,3%

(1) Inclui títulos privados e garantias financeiras prestadas. (2) Últimos 12 meses, corresponde a julho/25 até junho/26.

3

4 (1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros. em R$ bilhões Receita de serviços e seguros 2T26 1T26 D 2T25 D 1S26 1S25 D Cartões emissor 3,3 3,3 0,4% 3,2 0,9% 6,5 6,5 1,2% Conta corrente pessoa física 0,5 0,5 -7,4% 0,6 -21,2% 1,0 1,3 -21,4% Operações de crédito e garantias prestadas 0,6 0,6 -0,3% 0,6 7,8% 1,3 1,2 6,6% Pagamentos e recebimentos 2,0 2,0 -0,4% 2,1 -7,5% 3,9 4,2 -7,3% Administração de recursos¹ 2,0 1,9 4,6% 1,9 7,3% 3,9 3,5 11,0% Assessoria econômico-financeira e corretagem 1,3 1,3 -1,3% 0,9 32,5% 2,5 2,0 25,3% Outros Brasil 0,5 0,5 2,4% 0,5 0,3% 0,9 0,9 -0,8% América Latina 0,9 0,9 -1,0% 0,9 2,1% 1,9 1,8 2,6% Receitas de serviços 11,0 11,0 0,3% 10,8 2,3% 22,0 21,5 2,3% Resultado de seguros, previdência e capitalização² 3,1 3,0 0,9% 2,8 8,7% 6,1 5,4 12,8% Serviços e seguros 14,1 14,0 0,4% 13,6 3,6% 28,1 26,9 4,4%

Qualidade do crédito

NPL 15 - 90 dias - % consolidado


2,5% 2,4% 2,3% 2,2% 2,3% 2,2% 2,1% 2,1% 2,2%
2,3% 2,2% 1,6% 1,8% 1,7% 2,0% 1,6% 1,7% 1,8%
2,3% 2,1% 1,5% 1,7% 1,6% 1,9% 1,5% 1,7% 1,7%
jun/24 set/24 dez/24 mar/25 jun/25 set/25 dez/25 mar/26 jun/26
Não inclui TVM

NPL 90 dias - % consolidado


3,0% 2,9% 2,1% 2,0% 2,0% 2,0% 2,0% 2,1% 2,1%
2,7% 2,6% 2,0% 1,9% 1,9% 1,9% 1,9% 1,9% 1,9%
1,4% 1,4% 1,3% 1,4% 1,4% 1,3% 1,2% 1,1% 1,1%
jun/24 set/24 dez/24 mar/25 jun/25 set/25 dez/25 mar/26 jun/26
Não inclui TVM
Brasil
Total
América Latina

Brasil


3,2% 3,0% 2,8% 3,1% 3,0% 3,0% 2,7% 3,0% 3,0%
1,7% 1,4% 1,2% 1,2% 1,2% 1,3% 1,3% 1,4% 1,5%
1,0%
0,1% 0,2% 0,02% 0,1% 0,1% 0,03% 0,1% 0,02%
jun/24 set/24 dez/24 mar/25 jun/25 set/25 dez/25 mar/26 jun/26
Não inclui TVM

Brasil


Impacto Desenrola
-0,02 p.p.
4,2% 4,0% 3,8% 3,6% 3,6% 3,6% 3,6% 3,6% 3,7%
2,5% 2,3% 1,7% 1,6% 1,6% 1,7% 1,8% 1,9% 2,0%
0,1% 0,02% 0,1% 0,1% 0,1% 0,1% 0,1% 0,1% 0,1%
jun/24 set/24 dez/24 mar/25 jun/25 set/25 dez/25 mar/26 jun/26
Não inclui TVM
Pessoas físicas
Micro, pequenas e médias empresas
Grandes empresas

Nota: No segundo trimestre de 2026, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de junho/26 e em atraso acima de 90 dias no valor de R$ 39 milhões no Brasil e de R$ 24 milhões na América Latina, sem impacto nos indicadores de qualidade.

5

Programa Desenrola

Informações até junho de 2026

371 mil
clientes atendidos

R$ 1,1 bi
renegociados até jun/26

12%
de market share

R$ 275 M
Carteira Desenrola

Impacto imaterial no resultado e na qualidade do crédito

Fonte: Dados internos do Itaú Unibanco.

6

Despesas não decorrentes de juros

Em R$ bilhões

	2T26	1T26	Δ	2T25	Δ	1S26	1S25	Δ
Comercial e administrativa (pessoal)	(6,5)	(6,5)	0,7%	(6,6)	-0,5%	(13,0)	(12,6)	3,2%
Transacionais (pessoal, operações e atendimento)	(4,1)	(3,9)	5,3%	(4,0)	3,5%	(8,0)	(7,9)	1,3%
Tecnologia (pessoal e infraestrutura)	(3,1)	(3,1)	0,7%	(3,0)	4,4%	(6,2)	(5,8)	6,6%
Outras despesas	(0,8)	(0,5)	59,3%	(0,6)	33,8%	(1,3)	(1,1)	23,5%
Total - Brasil	**(14,6)**	**(14,0)**	**4,1%**	**(14,1)**	**3,1%**	**(28,6)**	**(27,4)**	**4,1%**
América Latina	(2,2)	(2,2)	-1,7%	(2,1)	3,3%	(4,4)	(4,3)	2,6%
Despesas não decorrentes de juros	**(16,7)**	**(16,2)**	**3,3%**	**(16,2)**	**3,1%**	**(32,9)**	**(31,7)**	**3,9%**

Índice de Eficiência (%)


39,6%
37,0%
38,0%
38,8%
38,3%
37,1%
37,4%
37,4%
35,1%
36,3%
37,1%
36,4%
34,9%
35,5%
37,5%
37,3%
35,7%
35,2%
4T24
1T25
2T25
3T25
4T25
1T26
2T26
1S25
1S26
Consolidado
Brasil

7

8 (1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto por despesa de perda esperada, descontos concedidos e recuperação de créditos baixados como prejuízo; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (+) despesas com sinistros. Original Carteira de crédito total¹ Carteira de crédito - Brasil Margem financeira com clientes Custo do crédito² Margem financeira com o mercado Receita de prestação de serviços e resultado de seguros³ Despesas não decorrentes de juros Alíquota efetiva de IR/CS Crescimento entre 5,5% e 9,5% Crescimento entre 6,5% e 10,5% Entre 29,5% e 32,5% Crescimento entre 1,5% e 5,5% Crescimento entre 5,0% e 9,0% Entre R$ 38,5 bi e R$ 43,5 bi Entre R$ 2,5 bi e R$ 5,5 bi Crescimento entre 5,0% e 9,0% Guidance 2026 Atual Mantido Mantido Crescimento entre 2,0% e 5,0% Mantido Mantido Mantido Mantido Mantido

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9

10 São Paulo, 05 de Agosto de 2026 Itaú Unibanco Holding S.A.

Announcement to the Market Attachment 02

1 São Paulo, August 5th 2026 Itaú Unibanco Holding S.A.

2 Highlights (1) Considering the Common Equity Tier I (CET I) at 11.5%, in 2Q26 the consolidated recurring managerial return would have been 25.1% in the consolidated and 26.7% in Brazil. 2Q26 1.0% vs 1Q26 7.8% vs 2Q25 R$12.4 billion Recurring managerial result 2Q26 0.5 p.p. vs 1Q26 1.0 p.p. vs 2Q25 Recurring managerial ROE¹ 24.3%CONSOLIDATED 0.7 p.p. vs 1Q26 1.3 p.p. vs 2Q25 BRAZIL Jun-26 Credit portfolio R$1,522 billion 25.7% 2Q26 Financial margin with clients 3.3% vs 1Q26 5.1% vs 2Q25 R$32.6 billion 2.7% vs Mar-26 9.6% vs Jun-25 Jun-26 Commom Equity Tier I (CET I) 12.3% 2Q26 Non-interest expenses 3.3% vs 1Q26 3.1% vs 2Q25 R$16.7 billion 0.3 p.p. vs Mar-26 0.8 p.p. vs Jun-25

3 Jun-26 Mar-26 D Jun-25 D Individuals 487.1 479.5 1.6% 451.9 7.8% Credit card loans 150.4 150.2 0.1% 141.1 6.6% Personal loans 68.1 68.6 -0.6% 67.4 1.1% Payroll loans 81.3 78.6 3.5% 72.8 11.7% Auto loans 35.1 35.7 -1.7% 36.2 -3.3% Mortgage 152.2 146.4 3.9% 134.4 13.3% Very small, small and middle market loans 307.4 302.8 1.5% 275.4 11.6% Corporate loans 474.9 454.8 4.4% 431.4 10.1% Total Brazil 1,269.4 1,237.1 2.6% 1,158.7 9.6% Latin America 253.0 245.6 3.0% 230.4 9.8% Total¹ 1,522.4 1,482.7 2.7% 1,389.1 9.6% Total (ex-fx variation) 1,522.4 1,483.9 2.6% 1,380.2 10.3% Very small, small and middle market loans 307.4 302.2 1.7% 271.6 13.2% Corporate loans 474.9 454.2 4.5% 427.1 11.2% Latin America 253.0 248.0 2.0% 229.6 10.2% 2Q26 x 1Q26 in R$ billion (1) Includes private securities and financial guarantees provided. (2) Last 12 months: July-25 to June-26. R$36 billion Origination last 12 months² Mortgage: leaders in origination 55% market share Among private banks² 1.7% Average balance Individuals 0.3% Very small, small and middle market Credit portfolio 4.5%Corporate 1.6%Latin America Jun-26 x Mar-26 Jun-26 x Jun-25 Private sector employees SMEs Government sponsored facilities 14.3% Payroll 90.1% Portfolio vs Mar-26 Origination vs 1Q26 7.2% 47.3%

4 31.5 27.8 28.6 32.6 -3.7 0.3 -0.03 0.1 0.2 0.2 3.9 1Q26 Working capital and others 1Q26 Spread-sensitive operations 1Q26 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 2Q26 Working capital and others 2Q26 2Q26 In R$ billion R$0.8 bn (+2.9%) Financial margin with clients Annualized average margin Consolidated Annualized average margin Brazil (1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and structured wholesale operations. 2 3 R$1.1 bn (+3.3%) 1 1 Margin with clients Risk-adjusted margin with clients 9.4% 9.2% 9.1% 9.1% 9.1% 6.4% 6.3% 6.2% 6.1% 6.2% 2Q25 3Q25 4Q25 1Q26 2Q26 10.3% 10.1% 10.0% 10.0% 10.0% 7.0% 6.8% 6.8% 6.6% 6.7% 2Q25 3Q25 4Q25 1Q26 2Q26

5 Financial margin with the market Brazil Latin America Capital index hedge in R$ billion 0.2 0.3 0.2 0.2 0.2 1.3 1.3 1.1 1.3 1.4 0.9 0.9 0.6 0.8 0.9 -0.6 -0.7 -0.7 -0.7 -0.7 2Q25 3Q25 4Q25 1Q26 2Q26

6 (1) Includes fund management fees and “consórcio” management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims. Commissions, fees and result from insurance 2Q26 1Q26 D 2Q25 D 1H26 1H25 D Card issuance 3.3 3.3 0.4% 3.2 0.9% 6.5 6.5 1.2% Current account for individuals 0.5 0.5 -7.4% 0.6 -21.2% 1.0 1.3 -21.4% Credit operations and guarantees issued 0.6 0.6 -0.3% 0.6 7.8% 1.3 1.2 6.6% Payments and collections 2.0 2.0 -0.4% 2.1 -7.5% 3.9 4.2 -7.3% Asset management¹ 2.0 1.9 4.6% 1.9 7.3% 3.9 3.5 11.0% Advisory services and brokerage 1.3 1.3 -1.3% 0.9 32.5% 2.5 2.0 25.3% Other Brazil 0.5 0.5 2.4% 0.5 0.3% 0.9 0.9 -0.8% Latin America 0.9 0.9 -1.0% 0.9 2.1% 1.9 1.8 2.6% Commissions and fees 11.0 11.0 0.3% 10.8 2.3% 22.0 21.5 2.3% Insurance, pension plans and premium bonds² 3.1 3.0 0.9% 2.8 8.7% 6.1 5.4 12.8% Commissions and insurance 14.1 14.0 0.4% 13.6 3.6% 28.1 26.9 4.4% in R$ billion

7 15 - 90 days NPL - % Individuals Brazil Total Very small, small and Middle market Latin America Corporate consolidated -0.02 p.p. 90 days NPL- % Brazil consolidated Brazil Note: In the second quarter of 2026, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of June-26 and overdue over 90 days worth R$39 million in Brazil and of R$24 million in Latin America, without impact in credit ratios. (1) Desenrola program refers to the Government renegotiation program. Desenrola program¹ impact Credit quality 3.2% 3.0% 2.8% 3.1% 3.0% 3.0% 2.7% 3.0% 3.0% 1.7% 1.4% 1.2% 1.2% 1.2% 1.3% 1.3% 1.4% 1.5% 0.1% 0.2% 0.02% 0.1% 0.1% 1.0% 0.03% 0.1% 0.02% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 2.3% 2.2% 1.6% 1.8% 1.7% 2.0% 1.6% 1.7% 1.8% 2.3% 2.1% 1.5% 1.7% 1.6% 1.9% 1.5% 1.7% 1.7% 2.5% 2.4% 2.3% 2.2% 2.3% 2.2% 2.1% 2.1% 2.2% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 2.7% 2.6% 2.0% 1.9% 1.9% 1.9% 1.9% 1.9% 1.9% 3.0% 2.9% 2.1% 2.0% 2.0% 2.0% 2.0% 2.1% 2.1% 1.4% 1.4% 1.3% 1.4% 1.4% 1.3% 1.2% 1.1% 1.1% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 4.2% 4.0% 3.8% 3.6% 3.6% 3.6% 3.6% 3.6% 3.7% 2.5% 2.3% 1.7% 1.6% 1.6% 1.7% 1.8% 1.9% 2.0% 0.1% 0.02% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Without securities Without securities Without securities Without securities

8 4.3% 4.2% 4.1% 4.0% 4.2% 4.1% 8.0% 7.8% 7.6% 7.4% 7.5% 7.4% 4.6% 4.6% 4.4% 4.1% 4.0% 4.1% 1.8% 1.8% 1.9% 1.9% 2.1% 2.0% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 4.4% 4.3% 4.2% 3.9% 4.0% 4.1% 5.8% 5.9% 5.8% 5.8% 5.7% 5.9% 4.3% 4.2% 4.0% 3.8% 3.7% 3.5% 3.5% 3.3% 3.3% 2.7% 3.1% 3.1% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Stage 2 portfolio Individuals Total Latin America Companies Stage 3 portfolio Stage 3 coverageStage 2 coverage Credit quality –Resolution 4,966 ratios 16.6% 16.7% 14.5% 14.4% 14.6% 14.5% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 23.7% 24.1% 23.9% 23.3% 22.9% 22.5% 26.1% 26.5% 26.5% 26.3% 26.2% 26.1% 22.9% 23.6% 24.2% 22.5% 20.8% 19.5% 56.1% 55.8% 55.9% 54.7% 53.6% 53.8% 61.4% 59.2% 59.6% 59.7% 59.3% 59.0% 55.9% 57.1% 57.8% 55.4% 52.2% 52.9% 43.1% 43.4% 40.2% 39.4% 39.7% 39.7% 30.0% 50.0% 70.0% 90.0% 110.0% 130.0% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26

9(1) Expected loss expenses + recovery of loans + discounts granted. (2) Cost of credit over the average portfolio; (3) Loan portfolio balance ex- financial guarantees provided. Annualized cost of credit / Loan portfolio² - (%) Cost of credit¹(in R$ billion) Renegotiated portfolio (Credit and securities) (in R$ billion) Renegotiated portfolio/ Total portfolio³ - (%) Quality and cost of credit 2.7% 2.7% 2.7% 2.7% 2.7% 2.7% 40.1 38.8 38.4 35.1 34.8 36.3 23.7 22.6 22.0 18.3 18.0 19.0 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 3.2% 3.1% 3.0% 2.6% 2.6% 2.6% 9.5 9.4 9.4 9.7 10.0 10.1 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Renegotiated Restructured

10 Consolidated Brazil Efficiency ratio (%) In R$ billion Non-interest expenses 2Q26 1Q26 D 2Q25 D 1H26 1H25 D Commercial and administrative (personnel) (6.5) (6.5) 0.7% (6.6) -0.5% (13.0) (12.6) 3.2% Transactional (personnel, operations and services) (4.1) (3.9) 5.3% (4.0) 3.5% (8.0) (7.9) 1.3% Technology (personnel and infrastructure) (3.1) (3.1) 0.7% (3.0) 4.4% (6.2) (5.8) 6.6% Other (0.8) (0.5) 59.3% (0.6) 33.8% (1.3) (1.1) 23.5% Total - Brazil (14.6) (14.0) 4.1% (14.1) 3.1% (28.6) (27.4) 4.1% Latin America (2.2) (2.2) -1.7% (2.1) 3.3% (4.4) (4.3) 2.6% Non-interest expenses (16.7) (16.2) 3.3% (16.2) 3.1% (32.9) (31.7) 3.9% 39.6% 37.0% 38.0% 38.8% 38.3% 37.1% 37.4% 37.5% 37.3% 37.4% 35.1% 36.3% 37.1% 36.4% 34.9% 35.5% 35.7% 35.2% 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 1H25 1H26

11(1) Includes Prudential and equity adjustments.(2) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the AT1 would be 1.7%. Capital Mar-26 Common Equity Tier I (CET I) – Net income Jun-26 Tier I capital + 0.8% 1.5%² 12.3% Risk weighted assets1 -0.1% 13.8% Dividends and interest on own capital - 0.3% 12.0% Common Equity Tier I (CET I) Additional Tier I (AT1)

12 2026 Guidance Previous Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims New Maintained Maintained Growth between 2.0% and 5.0% Maintained Maintained Maintained Maintained Maintained

13 São Paulo, August 5th 2026 Itaú Unibanco Holding S.A.

14 Additional information

Results

In R$ million	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Operating Revenues	**47,985**	**46,822**	**2.5%**	**45,828**	**4.7%**	**94,807**	**90,622**	**4.6%**
Managerial Financial Margin	33,488	32,326	3.6%	31,846	5.2%	65,813	62,927	4.6%
Financial Margin with Clients	32,557	31,506	3.3%	30,988	5.1%	64,062	61,146	4.8%
Financial Margin with the Market	931	820	13.6%	858	8.6%	1,751	1,781	-1.7%
Commissions and Fees	11,028	10,993	0.3%	10,781	2.3%	22,021	21,517	2.3%
Revenues from Insurance [1]	3,469	3,504	-1.0%	3,201	8.4%	6,973	6,178	12.9%
Cost of Credit	**(10,139)**	**(9,952)**	**1.9%**	**(9,443)**	**7.4%**	**(20,091)**	**(18,967)**	**5.9%**
Expected Loss Expenses	(10,479)	(10,241)	2.3%	(9,664)	8.4%	(20,720)	(19,158)	8.1%
Discounts Granted	(1,147)	(949)	20.8%	(1,058)	8.3%	(2,096)	(2,321)	-9.7%
Recovery of Loans Written Off as Losses	1,487	1,238	20.2%	1,280	16.2%	2,725	2,512	8.5%
Retained Claims	**(408)**	**(470)**	**-13.2%**	**(386)**	**5.9%**	**(878)**	**(774)**	**13.4%**
Other Operating Expenses	**(19,610)**	**(18,875)**	**3.9%**	**(19,019)**	**3.1%**	**(38,485)**	**(37,170)**	**3.5%**
Non-interest Expenses	(16,728)	(16,188)	3.3%	(16,219)	3.1%	(32,915)	(31,670)	3.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,883)	(2,687)	7.3%	(2,799)	3.0%	(5,570)	(5,501)	1.3%
Income before Tax and Minority Interests	**17,828**	**17,525**	**1.7%**	**16,981**	**5.0%**	**35,353**	**33,710**	**4.9%**
Income Tax and Social Contribution	**(5,044)**	**(4,939)**	**2.1%**	**(5,173)**	**-2.5%**	**(9,982)**	**(10,453)**	**-4.5%**
Minority Interests in Subsidiaries	**(377)**	**(305)**	**23.9%**	**(300)**	**25.7%**	**(682)**	**(621)**	**9.8%**
Recurring Managerial Result	**12,407**	**12,282**	**1.0%**	**11,508**	**7.8%**	**24,689**	**22,636**	**9.1%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

15

Business model

In R$ billion

	1H26					1H25					Δ (1H26 x 1H25)				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**94.8**	**53.8**	**1.7**	**38.4**	**0.9**	**90.6**	**50.6**	**1.8**	**37.1**	**1.2**	**4.2**	**3.3**	**(0.1)**	**1.3**	**(0.3)**
Managerial financial margin	65.8	45.3	1.7	17.9	0.9	62.9	42.4	1.8	17.5	1.2	2.9	2.9	(0.1)	0.4	(0.3)
Commissions and fees	22.0	8.5	0.0	13.5	-	21.5	8.1	0.0	13.4	-	0.5	0.4	0.0	0.1	-
Revenues from insurance [1]	7.0	-	-	7.0	-	6.2	-	-	6.2	-	0.8	-	-	0.8	-
Cost of credit	**(20.1)**	**(20.1)**	**-**	**(0.0)**	**-**	**(19.0)**	**(19.0)**	**-**	**-**	**-**	**(1.1)**	**(1.1)**	**-**	**(0.0)**	**-**
Retained claims	**(0.9)**	**-**	**-**	**(0.9)**	**-**	**(0.8)**	**-**	**-**	**(0.8)**	**-**	**(0.1)**	**-**	**-**	**(0.1)**	**-**
Non-interest expenses and other[2]	**(39.2)**	**(20.6)**	**(0.4)**	**(18.1)**	**(0.0)**	**(37.8)**	**(19.9)**	**(0.5)**	**(17.3)**	**(0.1)**	**(1.4)**	**(0.7)**	**0.1**	**(0.7)**	**0.0**
Recurring managerial result	**24.7**	**9.7**	**0.9**	**13.4**	**0.7**	**22.6**	**8.5**	**0.8**	**12.4**	**1.0**	**2.1**	**1.3**	**0.1**	**1.0**	**(0.2)**
Average regulatory capital	**201.6**	**126.4**	**8.2**	**53.5**	**13.5**	**197.9**	**119.8**	**5.3**	**52.3**	**20.5**	**3.7**	**6.6**	**2.8**	**1.2**	**(7.0)**
Value creation	**10.8**	**1.3**	**0.3**	**9.5**	**(0.2)**	**8.8**	**0.3**	**0.5**	**8.5**	**(0.5)**	**2.0**	**0.9**	**(0.2)**	**1.0**	**0.3**
Recurring managerial ROE	**24.5%**	**15.4%**	**21.6%**	**50.0%**	**10.6%**	**22.8%**	**14.1%**	**30.7%**	**47.5%**	**9.4%**	**1.7 p.p.**	**1.2 p.p.**	**-9.1 p.p.**	**2.6 p.p.**	**1.2 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims . (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Minority Interests in Subsidiaries.

16

17 São Paulo, August 5th 2026 Itaú Unibanco Holding S.A.

Announcement to the Market Attachment 03

Institutional Presentation

With 101 years of history, we are the largest bank in Latin America* Market Value¹ USD 96 bn Total Assets² R$3,227 bn Loan Portfolio² R$1,522.4 bn Recurring ROE³ 24.3% Efficiency Ratio in Brazil5 36.0% Employees in Brazil and overseas² 90.4 k We are the only bank in Latin America making up the Dow Jones Sustainability Index since it was launched We are the most valuable brand4 in South America Recurring Managerial Result R$12.4 bn in 2Q26 94.6% Brazil | 5.4% Latin America³ USD 9.9 bn (1) Market value in July 31, 2026. Source: Bloomberg; (2) On June 30,2026; (3) In the 2nd quarter of 2026; (4) Brand Finance – Global 500 2026; (5) Last 12 months ending in June, 2026. Note: Loan Portfolio considers financial guarantees provided and private securities *In market cap on July 31,2026. We are obstinate to delight clients, through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth We are a universal bank present in 18 countries with retail operations in Latin America 2

3

Our ability to adapt, innovate and change has enabled us to get where we are now

Click Here for more Info

1924 — Casa Moreira Salles (Unibanco) opens the banking division in 1924 and Banco Central de Crédito (Itaú) opens in 1943

1960 — First credit and debit cards

1970 — One of the four top data processing centers in Brazil is set up

Itautec — 1979 Itautec is created

1980 — Banking automation begins

Technical Operations Center (CTO) is set up

1983 First ATM in Brazil

1990 — First Internet providers

2000 — First bank with no physical branches in Brazil, the Banco1.net

Mobile Banking in Brasil

New Brazilian Payment System is set up

2002 — itaú BBA — Acquisition of BBA gives rise to the largest investment bank in Brazil

2007 — First iPhone is launched

2008 — Itaú UNIBANCO — Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

2012 — Itaú announces a BRL11.1B investment in technology, innovation and client service

2014 — Fintechs start to gain momentum

2019 — ZUP — Acquisition of ZUP speeds up digital transformation

2020 — Change in regulation (PIX and Open Finance)

Beyond banking is launched (iPhone pra Sempre)

- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

íon Itaú

2022 — Itaú Shop is launched

Corporate development

- Ideal
- TOTVS

2023 — New Brand launching Made of Future

Latest initiatives in the corporate development

- Orbia
- Avenue

2024 — itaú 100 — Itaú 100 years

One Itaú — Single login | 2 apps SuperApp + Íon

2025 — Itaú Emps

Launching of the New Ad Campaign "Feito"

ICTi (Itaú Science and Technology Institute)

2026 — ia.i — Launch of the new generative AI experience in the SuperApp

4

We put **the client first.**

We offer a complete ecosystem...

Individuals

itaú	itaú Uniclass	itaú Personnalitē	itaú Private Bank
Income up to R$7 k	Income from R$7 k to R$15 k	Income over R$15 k or R$250 k in investments	Over R$10 million in investments

Corporate

itaú Emps	itaú Empresas	itaú BBA
Microentrepreneurs	Very small and small companies	Middle and large companies

Integrated systems enable the best and most **complete experience** allowing our customers **full access to our solutions** in a simple and tempestive manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

Note: Itaú BBA also serves the Agro, Infrastructure and Energy, Tech, Real Estate, Multinational and Financial Institutions sectors. The values mentioned above for individuals refer to monthly income.

5

6 Acquiring (Laranjinha) Digital wallets, contactless payment and more than 50 brands. Loans 100% online through the app or at the branches. Mortgage Exclusive service and support throughout the process. And many more solutions for our customers! ... with the most complete portfolio of financial products and services Payments Payments and Receivables done fast and safe. A gente trabalha para o cliente Auto Loans Vehicle financing 100% online. Insurance Complete portfolio through own and third-party products (open platform), with physical or digital service. Pension Plans / Premium Bonds No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually. Asset Management Investment advisory and app connected to news, wallets, clients’ checking account and the support of the advisory team ((Ion). Investment Banking Specialized team dedicated to provide advisory in the capital markets. Derivatives We have the right solution for any scenario. Cash Management Complete cash management solution for institutional clients. Currency Exchange Complete platform to support clients’ travel needs, international payments and cash management. Payroll Loans Payment in fixed monthly installments, deducted directly from the paycheck. Credit Cards We have a card for each client profile. Bank Account Access to several services and benefits for Itaú customers. Fund Administration Complete portfolio through own and third-party products (open platform).

We serve clients how, when and where they want to be served 2.2 k Branches In-Person 11.8 k ATMs3 In Brazil and in our Other Latin American¹ operations WhatsApp E-mail Telephone Chat Click to human Bankline Mobile banking 100% of the features in the App Our footprint is constantly optimized by our clients’ behavior and needs Digital Interactions² in 2Q26 Corporate Remote Our clients choose how they want to be served... Individuals 97% (1) Chile, Colombia, Paraguay and Uruguay. (2) It considers total financing contracts, transfers and payments made in all channels, except for cash. (3) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs. 100% 7

Our commitment: to serve our clients where, when and how they want to be served The client is the focus of everything we do Access to the same type of service, independently of the channel Our team is obstinate in delighting clients... Robust innovation ecosystem based on clients needs ... and always pursue sustainable growth Broad coverage in measuring business NPS, as well as the experience of our products and services Structured feedback process focused on the evolution of our products and services Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions ... that's why it's so important to listen to our clients Visits that connect leadership and frontliners in the whole country on a remote basis (1) Last 12 months. +67k¹ calls +800¹ Meetings between branch teams to improve the client experience +60k¹ Leaders calling to hear direct feedback from clients to understand their needs and potential improvement opportunities Products and Services The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service 8

We don't have all the answers.

Technology enables the best possible service to our customers


Quality
Method
Speed
Design
experience as a discipline embedded in teams' day-to-day activities
Technology
modernization with a focus on fast problem resolution
Clients
Products
methodologies to develop products that customers love
Data
fully integrated into our working and development methodology
Hyper personalization
Artificial Intelligence
Efficiency

Conversational generative AI solutions focused on clients

Itaú Intelligence

ia.i Conversational Artificial Intelligence that interacts with clients across all products and services

- Pix on WhatsApp
- Wealth Specialist
- Itaú Emps
- Laranjinha+
- Customer Service

AI-driven strategy that enhances efficiency and creates hyper-personalized journeys at scale

88% (1H26 x 1H25) increase in the volume of generative AI initiatives in use at Itaú

+

30% (1H26 x 1H25) increase in the volume of traditional machine learning models

Methodology composed of integrated disciplines that leverage business competitiveness and the creation of the best experiences

Quality — **99%** (1H26 x 1H18) reduction in UX high-impact incidents

+

Speed — **2,937%** (1H26 x 1H18) increase in the volume of change deployments and technology updates

+

Cost — **45%** (1H26 x 1H18) reduction in the cost of single transactions

Open innovation ecosystem for continuous evolution

Instituto de Ciência e Tecnologia Itaú

CUBO Itaú

9

10 We create value in a consistent way We are organized into multidisciplinary teams in the model of communities/tribes Team-work to understand our clients' needs and to offer what they need when they need them Digital and cultural transformation generates efficiency gains and competitiveness > 20k Employees > 2.8k Squads Process review, simplification and optimization, task automation, and data and analytics usage Ongoing activities and processes reviews to seek efficiency gains Strengthening culture The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others

11 Our ESG strategy has evolved Our ESG Strategy is supported by a solid foundation of governance and conduct, focusing on three pillars of action: Diversity and development Promote diversity and inclusion, fostering the social and financial development of people and companies in favor of a fairer and more prosperous country. Sustainable finance Promote ESG integration into business strategies, through studies, advocacy, development of sustainable products and services and clients’ engagement, with a focus on opportunities for a sustainable economy. Climate transition Improve the resilience of our operations and deliver products and services that support clients in the transition to a low-carbon economy, with a focus on climate adaptation and mitigation. Governance and Conduct Our performance is underpinned by a solid foundation of management and business practices. We maintain a focus on material issues, ensuring transparency and accountability to the market and stakeholders.

12 A diverse team is essential... Women 53.6% of employees by the end of 2025 Black 30.4% of employees by the end of 2025 Leadership positions Goal: 35% to 40% Hiring flow Goal: >50% Full time employees¹ Goal: 27% to 30% Hiring flow Goal: >40% Notes: The indicators are included in our ESG 2025 Report and refer to December 2025. Considers only employees in Brazil. Information on employees from international units is available in each unit's reports. ¹Does not include apprentices and interns. ²Includes operations of Itaú Unibanco SA. ³Based on self-declaration in the Diversity Census. ESG strategic goals 36.1% In 2025 51.1% In 2025 29.5% In 2025 38.5% In 2025 5% people with disabilities² 10% LGBTI+³ Gender Race Age 31.4% Under 30 years old 62.3% Between 30 and 50 years old 6.3% Over 50 years old Retention 51.1% more than 5 years (8 years average) Workforce diversity profile

13 …to better understand and serve our clients Engage 100% of suppliers in ESG 1 List composed of 100 suppliers selected based on social, environmental, climate and governance risk criteria, in addition to the volume and relevance of contracts and the direct impact on the business. 2 Companies in which women hold more than 50% ownership of the share capital. By 2030, ensure the implementation of a Diversity and Inclusion census in the operations of 100% of audited suppliers. 47% achieved By 2026, to have the ESG questionnaire answered by 100% of our suppliers. 73% achieved By 2030, have 80% of our suppliers conducting emissions inventories of their operations. 56% achieved By 2030, conduct audits of 100% of our sensitive suppliers¹ for ESG criteria. 98% achieved By 2030, allocate R$34.7 billion in credit for women-led businesses² R$23 billion by the end of 2025 (66% achieved) By 2030, allocate R$15.0 billion in microcredit operations R$2.8 billion by the end of 2025 (19% achieved) By 2030, allocate R$67.1 billion in credit for Micro and Small businesses R$44.7 billion by the end of 2025 (67% achieved) ESG strategic goals

14 ¹ Scope 2 - By purchase choice.² Except for financed emissions and commuting (categories 15 and 7). Steel: 23% Aluminum 19% Coal: Phase-out Transportation: 44% Cement: 23% Electricity Generation: 63% Sectoral decarbonization goals Priority carbon-intensive sectors for aligning our portfolio with scenarios that limit climate change to 1.5°C. Reduce by 2030: Agriculture: 36% corn, 25% soy e 12% livestock Commitment Net Zero by 2050 We want to become a bank with net-zero carbon emissions By 2030, reduce 50% Our Scope 1 and 2¹ operational emissions 11.2% reduction 16,634 tCO2e (Baseline 2023: 18,738 tCO2e) By 2030, reduce 50% Our Scope 3² operational emissions Strategic Objectives 7.8% reduction 35,288 tCO2e (Baseline 2023: 38,263 tCO2e) We want to be the climate transition bank for our clients

15 The sustainability of our performance is reinforced by our commitments to positive impact... ESG strategic goals Financing in sectors with a positive impact of R$1 trillion by the end of 2030 Directed for credit operations and financing for the sustainable economy from 2020¹. 1 (1) As of Jan-2025, new accounting criteria in line with advances in the sustainable finance taxonomy are considered. We allocated R$604.9 billion of resources to sustainable finance between Jan-20 e May-26 56.5% 44.6% 33.3% 60.5% Dec-23 Dec-24 Dec-25 May-26

16 ... and by the focus in sustainable value creation Average Cost of CapitalROE Recurring Managerial Result Value Creation Cost of Capital R$ billion 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 1H25 1H26 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 1H25 1H26 Increase of 23% in value creation 1H26 x 1H25

We are driven by results.

We have been presenting higher revenue with a cost discipline...

Clients NII

2Q26 R$32.6 bn

^ 3.3% 2Q26 vs. 1Q26

^ 5.1% 2Q26 vs. 2Q25

(R$ billion)

2Q22	2Q23	2Q24	2Q25
22.0	24.9	27.1	31.0

Market NII

2Q26 R$0.9 bn

^ 13.6% 2Q26 vs. 1Q26

^ 8.6% 2Q26 vs. 2Q25

(R$ billion)

2Q22	2Q23	2Q24	2Q25
0.6	1.1	1.4	0.9

Cost of Credit

2Q26 R$10.1 bn

^ 1.9% 2Q26 vs. 1Q26

^ 7.4% 2Q26 vs. 2Q25

(R$ billion)

2Q22	2Q23	2Q24	2Q25
7.5	9.4	9.4	9.4

Commissions and insurance

2Q26 R$14.1 bn

^ 0.4% 2Q26 vs. 1Q26

^ 3.6% 2Q26 vs. 2Q25

(R$ billion)

2Q22	2Q23	2Q24	2Q25
12.3	12.4	13.3	13.6

Non-interest expenses

2Q26 R$16.7 bn

^ 3.3% 2Q26 vs. 1Q26

^ 3.1% 2Q26 vs. 2Q25

(R$ billion)

2Q22	2Q23	2Q24	2Q25
13.3	14.3	14.8	16.2

Recurring managerial result

2Q26 R$12.4 bn

^ 1.0% 2Q26 vs. 1Q26

^ 7.8% 2Q26 vs. 2Q25

(R$ billion)

2Q22	2Q23	2Q24	2Q25
7.7	8.7	10.1	11.5

Note: The 2025 onwards results consider the application of Resolution 4,966. Figures up to 2023 do not reflect the reclassifications disclosed in 4Q25.

17

We are
driven by
results.

...without overlooking risk management

Credit Portfolio[1]

Jun-26
R$1,522 bn

^ 2.7 %
Jun-26 vs. Mar-26

^ 9.6 %
Jun-26 vs Jun-25

(R$ billion)

1,084	1,152	1,295	1,389
Jun-22	Jun-23	Jun-24	Jun-25

90 days NPL including securities

Jun-26[2]
1.9%

— 0.0 p.p.
Jun-26 vs. Mar-26

— 0.0 p.p.
Jun-26 vs Jun-25

(%)

2.7	3.0	2.7	1.9
Jun-22	Jun-23	Jun-24	Jun-25

Tier I capital ratio[3]

Jun-26
13.8%

^ 0.4 p.p.
Jun-26 vs. Mar-26

v 0.8 p.p.
Jun-26 vs Jun-25

(%)

12.6	13.6	14.6	14.6
Jun-22	Jun-23	Jun-24	Jun-25

Funding[4]

Jun-26
R$1,718 bn

^ 3.1 %
Jun-26 vs. Mar-26

^ 12.2 %
Jun-26 vs Jun-25

(R$ billion)

1,179	1,309	1,465	1,531
Jun-22	Jun-23	Jun-24	Jun-25

LCR[5]

Jun-26
202.0%

^ 6.9 p.p.
Jun-26 vs. Mar-26

v 11.8 p.p.
Jun-26 vs Jun-25

(%)

146	180	201	214
Jun-22	Jun-23	Jun-24	Jun-25

NSFR[6]

Jun-26
122.1%

^ 0.1 p.p.
Jun-26 vs. Mar-26

^ 1.0 p.p.
Jun-26 vs Jun-25

(%)

120	128	122	121
Jun-22	Jun-23	Jun-24	Jun-25

(1) Includes financial guarantees provided and private bonds; (2) Starting on 4Q24, 90 days NPL includes securities. Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 2Q26"); (3) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% and 15.0%, in Jun-26 and Jun-25,respectively. (4) Deposits + Debentures + TVM Obligations + Loans and Transfers; From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (5) LCR - Liquidity Coverage Ratio; (6) NSFR - Net Stable Funding Ratio.

18

19 One Itaú - one of the main levers in the short term to intensify relationships with our clients Individuals - More engagement and focus on being the clients’ primary bank Insurance More than 20 products and services offered at our open platform and more than 15 partners Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products Continue growing with leadership in the large corporate business in both credit and capital market solutions CorporateItaú Shop Exploring possible growth paths in different businesses Corporate development – guarantee the most complete portfolio of products and services Beyond banking - Solutions platform that goes beyond the banking needs of our clients Corporate - Strength of client relationship Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer (Itaú Emps)

2026 Guidance 20(1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims. Previous Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% New Maintained Maintained Growth between 2.0% and 5.0% Maintained Maintained Maintained Maintained Maintained

21 +55 (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/ Investor Relations